OFFICER’S CERTIFICATE

This is to certify that the premium for the Investment Company Blanket Bond issued by Berkley Regional Insurance Company to Mutual of America Variable Insurance Portfolios, Inc. was paid for the period March 1, 2023 through March 1, 2024.

Dated: May 9, 2023

/s/ Thomas Ciociano
Thomas Ciociano